NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on April 12, 2021, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on March 30, 2021 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger agreement between Foley Trasimene Acquisition Corp. II and Paysafe Limited became effective on March 30, 2021. Following the Business Combination, the Units of Foley Trasimene Acquisition Corp. II will automatically separate into the component securities, and, as a result, will no longer trade as a separate security. In addition, each share of Foley Trasimene Acquisition Corp. II Class A common stock was converted into one Common Share of Paysafe Limited and each Warrant of Foley Trasimene Acquisition Corp. II will convert into the right to receive one Paysafe Limited Warrant (exercisable for one Common Share of Paysafe Limited at an exercise price of $11.50 per share). The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading before market open on March 31, 2021.